Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Gran Tierra Energy Inc.

We consent to the use of our report dated February 20, 2024, on the consolidated financial statements of Gran Tierra Energy Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes, and our report dated February 20, 2024 on the effectiveness of internal control over financial reporting as of December 31, 2023, which are incorporated by reference and to the reference to our firm under the heading “Experts” in the prospectus included in the registration statement on Form S-3 dated August 1, 2024 of the Company.

/s/ KPMG LLP

Chartered Professional Accountants

August 1, 2024

Calgary, Canada